UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                             HEALTH MANAGEMENT, INC.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, par value $.03 per share
                     --------------------------------------
                         (Title of Class of Securities)



                                    42219B10
                                 --------------
                                 (CUSIP Number)


                                Vincent J. Caruso
                        Transworld Home HealthCare, Inc.
                               75 Terminal Avenue
                             Clark, New Jersey 07066
                                 (908) 340-1144
--------------------------------------------------------------------------------
          (Name, Address, and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                November 13, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with the statement: [ ]

CUSIP No. 42219B10
------------------

I.      Name of Reporting Person                      Transworld Home
                                                      HealthCare, Inc.

        S.S. or I.R.S. Identification No.
        of Above Person                               (Intentionally
                                                      Omitted)

--------------------------------------------------------------------------------
II.     Check the Appropriate Box if a                (a) [ ]
        Member of a Group                             (b) [X]

--------------------------------------------------------------------------------
III.    SEC Use Only

--------------------------------------------------------------------------------
IV.     Source of Funds                               BK

--------------------------------------------------------------------------------
V.      Check if Disclosure of Legal Proceedings
        is Required Pursuant to Items 2(d) or 2(e)     [ ]

--------------------------------------------------------------------------------
VI.     Citizenship or Place of Organization          New York


                        VII.    Sole Voting              -0-
                                Power
                        --------------------------------------------------------
Number of Shares        VIII.   Shared Voting         9,711,005
                                Power
                        --------------------------------------------------------
                        IX.     Sole Dis-                -0-
                                positive Power
                        --------------------------------------------------------
                        X.      Shared Dis-           9,711,005
                                positive Power
--------------------------------------------------------------------------------
XI.     Aggregate Amount Beneficially
        Owned By Each Reporting Person                9,711,005 shares

--------------------------------------------------------------------------------
XII.    Check Box if the Aggregate Amount
        in Row (11) Excludes Certain Shares              [ ]

--------------------------------------------------------------------------------
XIII.   Percent of Class Represented by
        Amount in Row (11)                              51.0%


--------------------------------------------------------------------------------
XIV.    Type of Reporting Person                         CO

CUSIP No. 42219B10
------------------

I.      Name of Reporting Person                      Hyperion
                                                      Partners II L.P.

        S.S. or I.R.S. Identification No.
        of Above Person                               (Intentionally
                                                      Omitted)

--------------------------------------------------------------------------------
II.     Check the Appropriate Box if a                (a) [ ]
        Member of a Group                             (b) [X]

--------------------------------------------------------------------------------
III.    SEC Use Only

--------------------------------------------------------------------------------
IV.     Source of Funds                               BK,OO

--------------------------------------------------------------------------------
V.      Check if Disclosure of Legal Proceedings
        is Required Pursuant to Items 2(d) or 2(e)     [ ]

--------------------------------------------------------------------------------
VI.     Citizenship or Place of Organization          Delaware

--------------------------------------------------------------------------------
                        VII.    Sole Voting
                                      Power            0
                        --------------------------------------------------------
Number of Shares        VIII.   Shared Voting          9,966,773
                                      Power
                        --------------------------------------------------------
                        IX.     Sole Dis-
                                positive Power         0
                        --------------------------------------------------------
                        X.      Shared Dis-            9,966,773
                                positive Power
--------------------------------------------------------------------------------
XI.     Aggregate Amount Beneficially                  9,966,773 shares
        Owned By Each Reporting Person

--------------------------------------------------------------------------------
XII.    Check Box if the Aggregate Amount
        in Row (11) Excludes Certain Shares               [ ]

--------------------------------------------------------------------------------
XIII.   Percent of Class Represented by
        Amount in Row (11)                             51.6%

--------------------------------------------------------------------------------
XIV.    Type of Reporting Person                          PN

--------------------------------------------------------------------------------

CUSIP No. 42219B10
------------------

I.      Name of Reporting Person                      Hyperion
                                                      Ventures II L.P.

        S.S. or I.R.S. Identification No.
        of Above Person                               (Intentionally
                                                      Omitted)

--------------------------------------------------------------------------------
II.     Check the Appropriate Box if a                (a) [ ]
        Member of a Group                             (b) [X]


--------------------------------------------------------------------------------
III.    SEC Use Only

--------------------------------------------------------------------------------
IV.     Source of Funds                               OO

--------------------------------------------------------------------------------
V.      Check if Disclosure of Legal Proceedings
        is Required Pursuant to Items 2(d) or 2(e)     [ ]

--------------------------------------------------------------------------------
VI.     Citizenship or Place of Organization          Delaware

--------------------------------------------------------------------------------
                        VII.    Sole Voting             0
                                      Power
                        --------------------------------------------------------
Number of Shares        VIII.   Shared Voting           9,966,773
                                      Power
                        --------------------------------------------------------
                        IX.     Sole Dis-               0
                                positive Power
                        --------------------------------------------------------
                        X.      Shared Dis-            9,966,773
                                positive Power
--------------------------------------------------------------------------------
XI.     Aggregate Amount Beneficially                  9,966,773 shares
        Owned By Each Reporting Person

--------------------------------------------------------------------------------
XII.    Check Box if the Aggregate Amount
        in Row (11) Excludes Certain Shares               [ ]

--------------------------------------------------------------------------------
XIII.   Percent of Class Represented by
        Amount in Row (11)                             51.6%

--------------------------------------------------------------------------------
XIV.    Type of Reporting Person                           PN

--------------------------------------------------------------------------------

CUSIP No. 42219B10
------------------

I.      Name of Reporting Person                      Hyperion
                                                      Funding II Corp.

        S.S. or I.R.S. Identification No.
        of Above Person                               (Intentionally
                                                      Omitted)

--------------------------------------------------------------------------------
II.     Check the Appropriate Box if a                (a) [ ]
        Member of a Group                             (b) [X]

--------------------------------------------------------------------------------
III.    SEC Use Only

--------------------------------------------------------------------------------
IV.     Source of Funds                               OO

--------------------------------------------------------------------------------
V.      Check if Disclosure of Legal Proceedings
        is Required Pursuant to Items 2(d) or 2(e)     [ ]

--------------------------------------------------------------------------------
VI.     Citizenship or Place of Organization          Delaware

--------------------------------------------------------------------------------
                        VII.    Sole Voting           0
                                      Power
                        --------------------------------------------------------
Number of Shares        VIII.   Shared Voting         9,966,773
                                      Power
                        --------------------------------------------------------
                        IX.     Sole Dis-             0
                                positive Power
                        --------------------------------------------------------
                        X.      Shared Dis-           9,966,773
                                positive Power
--------------------------------------------------------------------------------
XI.     Aggregate Amount Beneficially                 9,966,773 shares
        Owned By Each Reporting Person

--------------------------------------------------------------------------------
XII.    Check Box if the Aggregate Amount
        in Row (11) Excludes Certain Shares                [ ]

--------------------------------------------------------------------------------
XIII.   Percent of Class Represented by
        Amount in Row (11)                            51.6%

--------------------------------------------------------------------------------
XIV.    Type of Reporting Person                           CO

--------------------------------------------------------------------------------

CUSIP No. 42219B10
------------------

I.      Name of Reporting Person                      Lewis S. Ranieri

        S.S. or I.R.S. Identification No.
        of Above Person                               (Intentionally
                                                      Omitted)

--------------------------------------------------------------------------------
II.     Check the Appropriate Box if a                (a) [ ]
        Member of a Group                             (b) [X]

--------------------------------------------------------------------------------
III.    SEC Use Only

--------------------------------------------------------------------------------
IV.     Source of Funds                               OO

--------------------------------------------------------------------------------
V.      Check if Disclosure of Legal Proceedings
        is Required Pursuant to Items 2(d) or 2(e)     [ ]

--------------------------------------------------------------------------------
VI.     Citizenship or Place of Organization          United States of
                                                      America

--------------------------------------------------------------------------------
                        VII.    Sole Voting             0
                                      Power
                        --------------------------------------------------------
Number of Shares        VIII.   Shared Voting           9,966,773
                                      Power
                        --------------------------------------------------------
                        IX.     Sole Dis-               0
                                positive Power
                        --------------------------------------------------------
                        X.      Shared Dis-             9,966,773
                                positive Power
--------------------------------------------------------------------------------
XI.     Aggregate Amount Beneficially                   9,966,773 shares
        Owned By Each Reporting Person

--------------------------------------------------------------------------------
XII.    Check Box if the Aggregate Amount
        in Row (11) Excludes Certain Shares                [ ]

--------------------------------------------------------------------------------
XIII.   Percent of Class Represented by
        Amount in Row (11)                              51.6%

--------------------------------------------------------------------------------
XIV.    Type of Reporting Person                           IN

--------------------------------------------------------------------------------

CUSIP No. 42219B10
------------------

I.      Name of Reporting Person                      Scott A. Shay

        S.S. or I.R.S. Identification No.
        of Above Person                               (Intentionally
                                                      Omitted)

--------------------------------------------------------------------------------
II.     Check the Appropriate Box if a                (a) [ ]
        Member of a Group                             (b) [X]

--------------------------------------------------------------------------------
III.    SEC Use Only

--------------------------------------------------------------------------------
IV.     Source of Funds                               OO

--------------------------------------------------------------------------------
V.      Check if Disclosure of Legal Proceedings
        is Required Pursuant to Items 2(d) or 2(e)     [ ]

--------------------------------------------------------------------------------
VI.     Citizenship or Place of Organization          United States of
                                                      America

--------------------------------------------------------------------------------
                        VII.    Sole Voting             0
                                      Power
                        --------------------------------------------------------
Number of Shares        VIII.   Shared Voting           9,966,773
                                      Power
                        --------------------------------------------------------
                        IX.     Sole Dis-               0
                                positive Power
                        --------------------------------------------------------
                        X.      Shared Dis-             9,966,773
                                positive Power
--------------------------------------------------------------------------------
XI.     Aggregate Amount Beneficially                   9,966,773 shares
        Owned By Each Reporting Person

--------------------------------------------------------------------------------
XII.    Check Box if the Aggregate Amount
        in Row (11) Excludes Certain Shares                [ ]

--------------------------------------------------------------------------------
XIII.   Percent of Class Represented by
        Amount in Row (11)                              51.6%

--------------------------------------------------------------------------------
XIV.    Type of Reporting Person                           IN

--------------------------------------------------------------------------------

Item 1. Security and Issuer

     The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $.03 per share (the "Common Stock"), of Health Management, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1371-A Abbott Court, Buffalo Grove, Illinois 60089.

Item 2. Identity and Background

     This Schedule 13D is being filed by Transworld Home HealthCare, Inc., a New York corporation ("Transworld"), Hyperion Partners II L.P. (the "Fund"), Hyperion Ventures II L.P. (the "General Partner"), Hyperion Funding II Corp. ("Funding"), Lewis S. Ranieri, and Scott A. Shay (individually, a "Reporting Person" and collectively, the "Reporting Persons").

     Transworld is a regional provider of a broad range of alternate site health care services and products. Transworld provides the following services and products to patients in their homes or in an outpatient setting: (i) patient services, including nursing and para-professional services and radiation therapy; (ii) infusion therapy; and (iii) respiratory therapy, home medical equipment, and specialized mail-order pharmaceuticals and medical supplies, including respiratory and diabetic medications and supplies, wound care dressings, and ostomy and orthotic products. Certain information regarding the directors and executive officers of Transworld is set forth on Annex A hereto. To the best knowledge of Transworld, each of its directors and executive officers is a citizen of the United

States of America. Transworld maintains its principal office at 75 Terminal Avenue, Clark, New Jersey 07066.

     The Fund owns 4,400,000 shares of common stock, par value $.01 per share ("Transworld Common Stock"), of Transworld, constituting approximately 44% of the outstanding Transworld Common Stock. In addition, the Fund owns 3,000,000 warrants, with each warrant entitling the holder thereof to purchase one share of Transworld Common Stock. Accordingly, the Fund may be deemed to be the beneficial owner of 7,400,000 shares of Transworld Common Stock, representing approximately 57% of the outstanding Transworld Common Stock.

     The Fund is a Delaware private investment limited partnership that invests directly or indirectly through its subsidiaries in equity and debt securities for its own account. Its principal business and office address is 50 Charles Lindbergh Boulevard, Suite 500, Uniondale, New York 11553.

     The General Partner is the sole general partner of the Fund and Funding is the sole general partner of the General Partner. The General Partner is a Delaware limited partnership whose principal business and activity is to act as general partner of the Fund. Its principal business and office address is 50 Charles Lindbergh Boulevard, Suite 500, Uniondale, New York 11553.

     Funding is a Delaware corporation whose principal business and activity is to act as general partner of the General Partner. Its principal business and office address is 50 Charles Lindbergh Boulevard, Suite 500, Uniondale, New York 11553.

     Lewis S. Ranieri and Scott A. Shay constitute all the stockholders and directors of Funding and together with David M. Golush and Robert A. Perro constitute all the executive officers of Funding. Certain information concerning Messrs. Ranieri, Shay, Golush, and Perro is set forth in Annex B hereto.

     During the past five years none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of Transworld's directors or executive officers, or David M. Golush or Robert A. Perro (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his having been or being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds

     Transworld anticipates that the source of funds to be used by it to effect the Merger, the Stock Purchase and (if Transworld elects to exercise the Option), the Option exercise (each as defined and described in Item 4) will be borrowed by Transworld pursuant to its Credit Agreement, dated July 31, 1996, with Bankers Trust Company, as agent, and the lenders named therein (the "Credit Agreement"), as amended by the First Amendment thereto (the "First Amendment"). For further information with respect thereto, reference is made to the Credit Agreement (which is filed as Exhibit 1 to Transworld's Current Report on Form 8-K, dated August 12, 1996) and to the First Amendment (which is annexed hereto as Exhibit 3), which are incorporated herein by reference. Substantially all of Transworld's assets, including its rights under the Stock Purchase Agreement and the Debt Purchase Agreements (as hereinafter defined), are pledged to secure Transworld's indebtedness under the Credit Agreement and the First Amendment and, upon consummation of the Stock Purchase Agreement, all shares of Common Stock purchased thereunder, including any purchased pursuant to the exercise of the Option, will be similarly pledged.

     The Fund anticipates that the source of funds to be used by it to effect the purchase of the Issuer Payables, including the Convertible Note (each as defined and described in Item 5) will be derived from capital calls from its partners (which the Fund makes from time to time in the ordinary course of its business) and from funds borrowed under a $40,000,000 amended secured credit facility maintained by the Fund with The Bank of New York to fund working capital needs and to make investments. For additional information with respect to such secured credit facility, reference is made to The Secured Credit Agreement, dated August 15, 1995 (which is incorporated herein by reference), between the Fund and The Bank of New York and the Security Agreement, dated August 15, 1995, between the Fund and The Bank of New York, which are filed as Exhibits VII and VIII to the Schedule 13D, dated June 6, 1996, filed by the Reporting Persons (other than Transworld) with respect to Transworld Common Stock and to Amendments No. 1 and No. 2 to the Secured Credit Agreement and the Security Agreement, dated as of August 2, 1996 and November 13, 1996, respectively (which are annexed hereto as Exhibits 9 and 10), between the Fund and The Bank of New York.

Item 4. Purpose of Transaction

     On November 13, 1996, the Issuer, Transworld, and IMH Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Transworld ("Newco"), entered into an agreement and plan of merger (the "Merger Agreement") that provides for the acquisition of the Issuer by Transworld. The transaction will be effected by means of a merger (the "Merger") of Newco into the Issuer pursuant to which each holder (other than Transworld and its subsidiaries) of Common Stock will receive $2.00 per share in cash. Consummation of the Merger is subject to the completion of Transworld's lenders' due diligence, such lenders' consent to the Merger and related transactions (including the Stock Purchase (as hereinafter defined)), to the amendment of Transworld's credit facility to permit the necessary borrowing thereunder, and to the receipt by Transworld of the funds necessary to consummate the transactions. The Merger Agreement is also subject to a number of other conditions, including the receipt of consents of third parties, satisfaction of applicable Federal and state requirements, and approval of the Merger Agreement by the stockholders of the Issuer. Reference is made to the Merger Agreement, which is annexed hereto as Exhibit 4 and which is incorporated herein by reference. The transactions described hereinafter in this
Item 4 are in furtherance of Transworld's intention to effect the Merger.

     In addition, the Issuer and Transworld entered into a stock purchase agreement, dated as of November 13, 1996 (the "Stock Purchase Agreement"), which provides for the purchase (the "Stock

Purchase") by Transworld from the Issuer of 8,964,292 shares of newly issued Common Stock at a price of $1.00 per share. Upon consummation of such purchase, Transworld would thereupon own approximately 49% of the outstanding shares of Common Stock, (assuming that none of the Issuer's outstanding warrants or options are exercised or convertible securities are converted into Common Stock). Under the Stock Purchase Agreement, the Issuer granted to Transworld an option (the "Option"), which entitles Transworld to purchase, for $1.00 per share, an additional 746,713 shares of Common Stock. After giving effect to the exercise, if any, of the Option, Transworld would thereupon own 51% of the outstanding shares of Common Stock (assuming that none of the Issuer's outstanding options or warrants (other than the Option) are exercised or convertible securities are converted into Common Stock). Consummation of the Stock Purchase is subject to a number of conditions, including certain conditions contained in the Merger Agreement. The Stock Purchase Agreement provides that, if the Stock Purchase is consummated, Transworld and the Issuer will enter into a Registration Rights Agreement (which is Exhibit A to the Stock Purchase Agreement), which provides for the registration under the Securities Act of 1933 of the shares of Common Stock to be purchased by Transworld pursuant to the Stock Purchase Agreement (including pursuant to any exercise of the Option). Reference is made to the Stock Purchase Agreement (which is annexed hereto as Exhibit 5) and to the Registration Rights Agreement (which is

Exhibit A to the Stock Purchase Agreement), which are incorporated herein by reference.

     On November 13, 1996, Transworld also entered into the Purchase and Sale Agreements (the "Debt Purchase Agreements") with the Issuer's senior lenders and, pursuant thereto, purchased all of the Issuer's senior indebtedness. Simultaneously, Transworld entered into an agreement with the Issuer (the "Debt Agreement") which provides, among other things, that Transworld will forebear until December 12, 1996 from exercising any remedies to which it is entitled (including declaring an event of default on the Issuer's senior debt) as a result of purchasing and holding the Issuer's senior debt. For further information with respect to the Debt Purchase Agreements and the Debt Agreement, reference is made to the Debt Purchase Agreements (which are filed as Exhibits 6 and 7 hereto) and to the Debt Agreement (which is filed as Exhibit 8 hereto), which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

     As described in Item 4 above, Transworld may be deemed to be the beneficial owner of 8,964,292 shares of Common Stock which it is entitled to purchase under the Stock Purchase Agreement (representing 49% of the outstanding shares of Common Stock) and 746,713 shares of Common Stock subject to the Option. After giving effect to the exercise, if any, of the Option, Transworld would thereafter own 51% of the outstanding shares of Common Stock, assuming, in each case, that none of the Issuer's outstanding options (other than the Option) or warrants are exercised or convertible securities are converted into Common Stock.

     As set forth above, the Fund may be deemed to be the beneficial owner of 7,400,000 shares of Transworld Common Stock, representing approximately 57% of the outstanding Transworld Common Stock. The General Partner may, by reason of its status as the sole general partner of the Fund, be deemed to own beneficially the shares of Transworld Common Stock beneficially owned by the Fund. Funding may, by reason of its status as the sole general partner of the General Partner, be deemed to own beneficially the shares of Transworld Common Stock beneficially owned by the Fund. Lewis S. Ranieri may, by reason of his status as a control person of Funding, which is the general partner of the General Partner, be deemed to own beneficially the shares of Transworld Common Stock beneficially owned by the Fund. Scott A. Shay may, by reason of his status as a control person of Funding, which is the general partner of the General Partner, be deemed to own beneficially the shares of Transworld Common Stock beneficially owned by the Fund.

     Commencing November 13, 1996, the Fund entered into agreements with certain trade and other creditors of the Issuer pursuant to which the Fund agreed to purchase certain indebtedness of the Issuer ("Issuer Payables"). One of such claims which the Fund agreed to purchase (for $2,025,000) was a subordinated note of HMI Illinois, Inc. ("Maker"), a wholly-owned subsidiary of the Issuer, dated March 31, 1995, in the initial principal amount of $3,000,000 (the "Convertible Note"). The

Convertible Note provides that the holder thereof has "the right, any time on or after the date upon which the Ratio of Net Debt to Equity [as defined in the Convertible Note] [of the Issuer] exceeds 1:1 (the "Conversion Date"), upon fifteen (15) business days notice to Maker, to convert all (but not less than all) of the then outstanding and unpaid principal amount of [the Convertible Note] and any accrued and unpaid interest into shares of [Common Stock] (the "Note Conversion") based upon the average closing price of [the Common Stock] for the ten (10) trading days immediately preceding the Conversion Date and the ten (10) trading days immediately subsequent to the Conversion Date." The Issuer has advised the Fund that the "Ratio of Net Debt to Equity" (as defined in the Convertible Note) of the Issuer has exceeded one-to-one and, therefore, that the Convertible Note is currently convertible into shares of Common Stock. Based solely on such advice from the Issuer as to the applicable conversion rate, the Convertible Note is currently convertible into approximately 255,768 shares of Common Stock.

     None of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any of Transworld's directors or executive officers, or Messrs. Golush or Perro, has effected any transaction in shares of Common Stock during the past 60 days, other than as described above in Item 4.

Item 6. Contracts, Arrangements, Understandings or
        Relationships With Respect to Securities of the Issuer

     Except for the Merger Agreement, the Stock Purchase Agreement, the Registration Rights Agreement, the Debt Purchase Agreements, the Debt Agreement, and the arrangements to purchase the Convertible Note, the Reporting Persons have no contracts, arrangements, understandings, or relationships, legal or otherwise, with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders' fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be filed as Exhibits

Exhibit 1 - Joint Filing Agreement

Exhibit 2 - Power of Attorney

Exhibit 3 - First Amendment

Exhibit 4 - Merger Agreement

Exhibit 5 - Stock Purchase Agreement

Exhibit 6 - Debt Purchase Agreement

Exhibit 7 - Debt Purchase Agreement

Exhibit 8 - Debt Agreement

Exhibit 9 - Amendment No. 1 to Secured Credit Agreement and Security Agreement

Exhibit 10 - Amendment No. 2 to Secured Credit Agreement and Security Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

                                   TRANSWORLD HOME HEALTHCARE, INC.

November 22, 1996                  By /s/ Vincent J. Caruso
                                      -----------------------------------------
                                      Name:   Vincent J. Caruso
                                      Title:  Executive Vice President

                                   HYPERION PARTNERS II L.P.
                                   By:  Hyperion Ventures II L.P.,
                                        its general partner
                                        By:  Hyperion Funding II Corp.,
                                               its general partner

                                               By /s/ Scott A. Shay
                                                  ------------------------------
                                                  Name:   Scott A. Shay
                                                  Title:  Executive Vice
                                                          President

                                   HYPERION VENTURES II L.P.
                                   By:  Hyperion Funding II Corp.,
                                        its general partner

                                         By /s/ Scott A. Shay
                                            ------------------------------------
                                            Name:   Scott A. Shay
                                            Title:  Executive Vice
                                                    President

                                   HYPERION FUNDING II CORP.

                                   By /s/ Scott A. Shay
                                      ------------------------------------------
                                      Name:   Scott A. Shay
                                      Title:  Executive Vice
                                              President

                                   /s/ Lewis S. Ranieri
                                   ---------------------------------------------
                                   Lewis S. Ranieri

                                   /s/ Scott A. Shay
                                   ---------------------------------------------
                                   Scott A. Shay

                                     ANNEX A

             Executive Officers, Directors, and Controlling Persons
                       of Transworld Home HealthCare, Inc.

     Robert W. Fine. Mr. Fine is the President, Chief Operating Officer, acting Chief Executive Officer, and a director of Transworld. Mr. Fine's address is 75 Terminal Avenue, Clark, New Jersey 07066.

     Vincent J. Caruso. Mr. Caruso is an Executive Vice President and the Chief Administrative Officer of Transworld. Mr. Caruso's address is 75 Terminal Avenue, Clark, New Jersey 07066.

     H. Gene Berger. Mr. Berger is an Executive Vice President of Transworld. Mr. Berger's address is 75 Terminal Avenue, Clark, New Jersey 07066.

     Wayne A. Palladino. Mr. Palladino is Senior Vice President and Chief Financial Officer of Transworld. Mr. Palladino's address is 75 Terminal Avenue, Clark, New Jersey 07066.

     Michael Garippa. Mr. Garippa is a Vice President of Transworld. Mr. Garippa's address is 75 Terminal Avenue, Clark, New Jersey 07066.

     Kevin Buhrman. Mr. Buhrman is a Vice President of Transworld. Mr. Buhrman's address is 75 Terminal Avenue, Clark, New Jersey 07066.

     Richard A. Yoken. Mr. Yoken is a director of Transworld. Mr. Yoken is the Chairman, President, and Chief Executive Officer of The Portfolio Stategy Group, Inc., an investment consulting firm. Mr. Yoken's address is 75 Terminal Avenue, Clark, New Jersey 07066.

     Elliott H. Vernon. Mr. Vernon is a director of Transworld. Mr. Vernon is the Chairman of the Board, President, and Chief Executive Officer of HealthCare Imaging Services, Inc., a medical diagnostic imaging services company. Mr. Vernon's address is 75 Terminal Avenue, Clark, New Jersey 07066.

     Scott A. Shay. Mr. Shay is acting Chairman of the Board and a director of Transworld. Mr. Shay is Executive Vice President, Assistant Secretary, a director, and a stockholder of Funding. He also is a Managing Director of Ranieri & Co., Inc., a registered broker dealer, and President, director, and stockholder of SAS Hyperion Corp. and Chairman and President, director and shareholder of SAS Hyperion Corp., general partners of the sole general partner of Hyperion Partners L.P., a Delaware private investment limited partnership. His principal business and office address is 50 Charles Lindbergh Boulevard, Suite 500, Uniondale, New York 11553.

     David M. Golush. Mr. Golush is a director of Transworld. Golush is Vice President and Assistant Secretary of Funding. He also is a Managing Director of Ranieri & Co., Inc., a registered broker dealer. His principal business and office address is 50 Charles Lindbergh Boulevard, Suite 500, Uniondale, New York 11553.

     Robert Zalaznick. Mr. Zalaznick is a director of Transworld. Mr. Zalaznick is the Administrator of the Gene Therapy Core Facility at New York Hospital-Cornell Medical Center. Mr. Zalaznick's address is 75 Terminal Avenue, Clark, New Jersey 07066.

                                     ANNEX B

     Lewis S. Ranieri is Chairman of the Board, President, a director, and a stockholder of Funding. He also is the Chairman and Chief Executive Officer of Ranieri & Co., Inc., a registered broker dealer, and Chairman of the Board, President, a director, and a stockholder of Hyperion Funding Corp. and LSR Hyperion Corp., general partners of the sole general partner of Hyperion Partners L.P., a Delaware private investment limited partnership. His principal business and office address is 50 Charles Lindbergh Boulevard, Suite 500, Uniondale, New York 11553. He is a citizen of the United States of America.

     Scott A. Shay is Executive Vice President, Assistant Secretary, a director, and a stockholder of Funding. He also is a Managing Director of Ranieri & Co., Inc., a registered broker dealer, and President, director, and stockholder of SAS Hyperion Corp. and Chairman and President, director and shareholder of SAS Hyperion Corp., general partners of the sole general partner of Hyperion Partners L.P., a Delaware private investment limited partnership. His principal business and office address is 50 Charles Lindbergh Boulevard, Suite 500, Uniondale, New York 11553. He is a citizen of the United States of America.

     David M. Golush is Vice President and Assistant Secretary of Funding. He also is a Managing Director of Ranieri & Co., Inc., a registered broker dealer. His principal business and office address is 50 Charles Lindbergh Boulevard, Suite 500, Uniondale, New York 11553. He is a citizen of the United States of America.

     Robert A. Perro is Vice President and Secretary of Funding. His principal business and office address is 50 Charles Lindbergh Boulevard, Suite 500, Uniondale, New York 11553. He is a citizen of the United States of America.